SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

KEURIG DR PEPPER INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

49271V100
(CUSIP Number)

Joachim Creus
Maple Holdings B.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
Tel.: +31 20 406 10 01
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

March 4, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Maple Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
908,745,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
908,745,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 908,745,095 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 64.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (“Common Stock”), of Keurig Dr Pepper Inc. (“KDP”) that may be deemed to be beneficially owned by Maple Holdings B.V. (“Maple Holdings”), after giving effect to the Share Sale (see Item 4).

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement No. 2 dated March 4, 2020 (the “Prospectus Supplement”) supplementing the Registration Statement (including a prospectus) on Form S-3 and the Resale Prospectus Supplement each filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on August 27, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Acorn Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
908,745,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
908,745,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 908,745,095 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 64.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Acorn Holdings B.V. (“Acorn”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Acorn. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acorn that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
908,745,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
908,745,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 908,745,095 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 64.6% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Forest B.V. (“Forest”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Forest. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forest that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
916,145,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
916,145,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,145,095 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Holdings B.V. (“JAB Holdings”), including the shares of Common Stock beneficially owned by Maple Holdings. JAB Holdings may be deemed to have beneficial ownership of the shares held by Maple Holdings since Maple Holdings is an indirect subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the common stock held by Maple Holdings for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Investments S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
916,145,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
916,145,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,145,095 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. JAB Investments S.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary and JAB Holdings is a direct subsidiary of JAB Investments. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
916,145,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
916,145,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,145,095 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.1% of Common Stock (2)(see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. JAB Holding Company S.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since Maple Holdings and JAB Holdings are indirect subsidiaries of JAB Holding Company. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Joh. A. Benckiser B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
916,145,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
916,145,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,145,095 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. Joh. A. Benckiser B.V. (“Joh. A. Benckiser”) may be deemed to have beneficial ownership of such shares since Maple Holdings and JAB Holdings are indirect subsidiaries of Joh. A. Benckiser. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
916,145,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
916,145,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,145,095 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since Maple Holdings and JAB Holdings are indirect subsidiaries of Agnaten. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
916,145,095 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
916,145,095 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,145,095 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings or JAB Holdings. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such shares since Maple Holdings and JAB Holdings are indirect subsidiaries of Lucresca. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,986,313 shares of Common Stock issued and outstanding as of February 26, 2020, as set forth in Prospectus Supplement.

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 3 (“Amendment No. 3”) to and amends and supplements the prior statement on Schedule 13D as filed on July 19, 2018, as amended by Amendment No. 1 filed on May 16, 2019 and Amendment No. 2 filed on May 28, 2019 (as so amended, the “Schedule 13D”), by (i) Maple Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Maple Holdings”), (ii) Acorn Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Maple Holdings (“Acorn”), (iii) JAB Forest B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Acorn (“Forest”), (iv) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (v) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (vi) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (vii) Joh. A. Benckiser B.V. (formerly known as Donata Holdings B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Joh. A. Benckiser”), (viii) Agnaten SE, a private company incorporated under the laws of Austria, which is a parent company of JAB Holding Company (“Agnaten”), and (ix) Lucresca SE, a private company incorporated under the laws of Austria, which is the parent company of Joh. A. Benckiser (“Lucresca”, and together with Maple Holdings, Acorn, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Schedule A to the Schedule 13D is amended and restated in its entirety as set forth as Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Share Purchase (see Item 4) was funded using the investment capital of the Reporting Persons. The aggregate amount of funds used for the purchase of Shares in the Share Purchase reported herein was approximately $199,800,000.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 4, 2020, in connection with a registered public secondary offering (the “Secondary Offering”) of 40,000,000 shares of Common Stock (the “Common Stock”), par value $0.01 per share (the “Shares”), of Keurig Dr Pepper Inc. (“KDP”), Maple Holdings, Mondelēz International Holdings LLC (“Mondelēz”) and KDP entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”). Pursuant to the Underwriting Agreement, Maple Holdings agreed to sell 33,165,829 Shares and Mondelēz agreed to sell 6,834,171 Shares to the Underwriter at a price of $27.00 per Share (the “Share Sale”). In addition, Maple Holdings and Mondelēz granted the Underwriter a thirty (30) day option to purchase up to an additional 6,000,000 Shares. The Share Sale closed on March 9, 2020. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 5 hereto and is incorporated herein by reference.

On March 9, 2020, following the closing of the Share Sale, JAB Holdings purchased 7,400,000 Shares from the Underwriter at a price of $27.00 per Share (the “Share Purchase”).

The decision to commence the Secondary Offering was motivated by a desire from KDP’s management to provide additional liquidity to the market. The net impact of the Share Sale and Share Purchase is expected to increase the float of the Common Stock by approximately 2.3%, if the underwriter does not subsequently exercise its option to purchase additional Shares. Over the next twelve (12) months, Maple Holdings will consider additional opportunities to increase the float up to a maximum of 25% of the outstanding Common Stock, subject to favorable market conditions. The Reporting Persons collectively intend to remain controlling shareholders in KDP.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in KDP and their options with respect to such investment, including a sale of all or a portion of their equity ownership in KDP.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) Maple Holdings beneficially owns 908,745,095 Shares, after giving effect to the Share Sale, which represents 64.6% of the issued and outstanding Shares as of February 26, 2020, as set forth in Prospectus Supplement No. 2 dated March 4, 2020 (the “Prospectus Supplement”) supplementing the Registration Statement (including prospectus) on Form S-3 and the Resale Prospectus Supplement each filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on August 27, 2019. Each of Acorn and Forest may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Maple Holdings the power to vote or dispose, or to direct the voting or disposition of, the 908,745,095 Shares beneficially owned by Maple Holdings. Therefore, for the purpose of Rule 13d-3, Acorn and Forest may be deemed to be the beneficial owners of an aggregate of 908,745,095 Shares.

Each of JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the 7,400,000 Shares acquired by JAB Holdings in the Share Purchase, and, together with Maple Holdings, Acorn and Forest, to share the power to vote or dispose, or to direct the voting or disposition of, the 908,745,095 Shares beneficially owned by Maple Holdings. Therefore, for the purpose of Rule 13d-3, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed to be the beneficial owners of an aggregate of 916,145,095 Shares, which represents 65.1% of the issued and outstanding Shares as of February 26, 2020, as set forth in the Prospectus Supplement.

As of the date hereof, Peter Harf may be deemed to be the beneficial owner of an aggregate of 178,200 Shares, 21,400 of which are owned by Mr. Harf’s spouse, which represents less than 0.1% of the issued and outstanding Shares as of February 26, 2020, as set forth in the Prospectus Supplement. Mr. Harf has the sole power to vote or dispose, or direct the voting or disposition of, 156,800 Shares. Mr. Harf disclaims beneficial ownership of the Shares owned by his spouse.

As of the date hereof, Olivier Goudet beneficially owns 20,000 Shares, which represents less than 0.1% of the issued and outstanding Shares as of February 26, 2020, as set forth in the Prospectus Supplement.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D beneficially owns any Shares. Neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) Except for the Share Sale and the Share Purchase, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Share Sale referred to in Item 4 above, Maple Holdings entered into (i) the Underwriting Agreement (see Item 4), which is attached as Exhibit 5 hereto and is incorporated herein by reference and (ii) a Lock-Up Agreement with the Underwriter, dated as of March 4, 2020, which is attached as Exhibit 6 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit Number	Exhibit Name
5.	Underwriting Agreement, dated as of March 4, 2020, by and among Maple Holdings B.V., Mondelēz International Holdings LLC, Keurig Dr Pepper Inc. and Morgan Stanley & Co. LLC.
6.	Lock-Up Agreement, dated as of March 4, 2020, by and between Maple Holdings B.V. and Morgan Stanley & Co. LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2020

JAB FOREST B.V. JAB HOLDINGS B.V. JOH. A. BENCKISER B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Director

By:	/s/ Fabien Simon
Name:	Fabien Simon
Title:	Director

ACORN HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Proxy Holder

JAB HOLDING COMPANY S.À r.l.

By:	/s/ Constantin Thun
Name:	Constantin Thun
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

JAB INVESTMENTS S.À R.L.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

By:	/s/ Philippe Chenu
Name:	Philippe Chenu
Title:	Manager

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

MAPLE HOLDINGS B.V.

By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Director

By:	/s/ Leo Burgers
Name:	Leo Burgers
Title:	Director

SCHEDULE A

Maple Holdings B.V.

Set forth below is a list of the directors and executive officers of Maple Holdings B.V. as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Leendert Brugers	Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Merel Broers	Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Luuk Hoogeveen	Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Acorn Holdings B.V.

Set forth below is a list of the directors and executive officers of Acorn Holdings B.V. as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Kenneth Charles Keller	Executive Director, CEO	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	USA

Anna-Lena Kamenetzky	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Germany

Olivier Goudet	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Peter Harf	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Germany

Joachim Creus	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Belgium

Fabien Simon	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Alejandro Santo Domingo	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Genevieve Hovde	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Robert Gamgort	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

JAB Forest B.V.

Set forth below is a list of the directors and executive officers of JAB Forest B.V. as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Fabien Simon	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	France

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

Olivier Goudet	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	France

Peter Harf	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Germany

JAB Investments S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Investments S.à r.l. as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	20 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Jonathan Norman	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Luxembourg

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

JAB Holding Company S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Holding Company S.à r.l. as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	20 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Constantin Thun−Hohenstein	Manager	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Joh. A. Benckiser B.V. (formerly known as Donata Holdings B.V.)

Set forth below is a list of the directors and executive officers of Joh. A. Benckiser B.V. as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Fabien Simon	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	France

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Germany

Martin Haas	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of March 9, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Germany

Martin Haas	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria